Exhibit 12.1

MASTERCARD INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

in thousands, except ratios

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2007	2006	2005	2004	2009
Pre-tax income (loss) before adjustment for non-controlling interests	$(383,213)	$1,671,432	$294,172	$407,338	$323,700	$1,759,718

Loss attributable to non-controlling interests	2,265	816	(974)	198	1,552	2,266

Add: Fixed charges	108,913	61,822	65,339	74,414	74,260	95,802

Earnings	$(272,035)	$1,734,070	$358,537	$481,950	$399,512	$1,857,786

Fixed charges:

Interest expense	$103,600	$57,277	$61,151	$70,158	$69,722	$91,667

Portion of rental expense under operating leases deemed to be the equivalent of interest (a)	5,313	4,545	4,188	4,256	4,538	4,135

Total fixed charges	$108,913	$61,822	$65,339	$74,414	$74,260	$95,802

Ratio of earnings to fixed charges	— (b)	28.0	5.5	6.5	5.4	19.4

(a)	Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.
(b)	The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $380,948 and $826,377 to achieve a coverage of 1:1 in 2008 and the nine months ended September 30, 2008, respectively.